TransAlta Board determines LS Power and Global Infrastructure Partners’ proposal undervalues company

CALGARY, Alberta (August 6, 2008) – TransAlta Corporation (TSX:TA; NYSE:TAC) today announced that its Board of Directors has unanimously concluded that the proposal from LS Power Equity Partners (LS Power) and Global Infrastructure Partners (GIP) regarding a possible acquisition of TransAlta for $39 per share undervalues the company.

“We respect both LS Power and GIP but their highly-conditional approach fails to recognize TransAlta’s fundamental value and growth potential,” said Donna Soble Kaufman, Chair of the Board of Directors. “Accordingly, the Board of Directors has determined that accepting their invitation to engage in a dialogue about a possible acquisition of the company is not in the best interests of TransAlta and its shareholders.”

The Board made its determination following a detailed and comprehensive review by a special committee of independent directors, and based on advice from financial and legal advisors. Goldman, Sachs & Co. and CIBC World Markets are providing financial advice to TransAlta. The special committee and Board are advised by Greenhill & Co. as independent financial advisor and Goodmans LLP as independent legal counsel.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

 Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce3@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com